UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 01)*

Douglas Emmett Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25960P109

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☒  Rule 13d-1(b)

     ☐  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	25960P109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
APG Asset Management US Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

7,191,178

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

7,191,178

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,191,178

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

N/A , CO
FOOTNOTES

CUSIP No.	25960P109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
STICHTING PENSIOENSFONDS ABP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Kingdom of the Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

7,191,178

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

7,191,178

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,191,178

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

N/A , OO
FOOTNOTES

Item 1.

(a)	Name of Issuer
Douglas Emmett Inc.

(b)	Address of Issuer’s Principal Executive Offices
808 Wilshire Blvd Santa Monica CA 90401

Item 2.

(a)	Name of Person Filing
APG Asset Management US Inc.

(b)	Address of Principal Business Office or, if none, Residence
666 Third Ave 2nd floor New York NY 10017

(c)	Citizenship
United States of America

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
25960P109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☒	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 7,191,178

(b)	Percent of class: 5.0

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 7,191,178

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 7,191,178

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

n/a

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Stichting Depository APG Tactical Real Estate Pool
Stichting Depository APG Strategic Real Estate Pool

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

APG Algemene Pensioens Groep NV (“APG NL”) is the exclusive investment manager with the power to vote and make all investment decisions with respect to the securities to which this statement relates. [APG NL has delegated its investment and voting power to APG Asset Management US Inc. (“APG US”). APG NL owns all of the voting shares of APG US and thus may be deemed to beneficially own any securities over which APG US exercise investment management or voting discretion.] APG Groep NV owns all of the shares of APG NL and Stichting Pensioenfonds ABP {“ABP”} owns all of the shares of APG Groep NV (“APG Groep”). As a result of these relationships, ABP and APG Groep indirectly may be deemed to beneficially own all of the securities over which APG NL [or APG US] exercises investment management or voting discretion. The reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder. The reporting persons do not affirm the existence of a “group.”

Item 8.	Identification and Classification of Members of the Group

APG Algemene Pensioens Groep NV (“APG NL”) is the exclusive investment manager with the power to vote and make all investment decisions with respect to the securities to which this statement relates. [APG NL has delegated its investment and voting power to APG Asset Management US Inc. (“APG US”). APG NL owns all of the voting shares of APG US and thus may be deemed to beneficially own any securities over which APG US exercise investment management or voting discretion.] APG Groep NV owns all of the shares of APG NL and Stichting Pensioenfonds ABP {“ABP”} owns all of the shares of APG Groep NV (“APG Groep”). As a result of these relationships, ABP and APG Groep indirectly may be deemed to beneficially own all of the securities over which APG NL [or APG US] exercises investment management or voting discretion. The reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder. The reporting persons do not affirm the existence of a “group.”

Item 9.	Notice of Dissolution of Group

n/a

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APG Asset Management US Inc

Date: February 07, 2014	By:	/s/ Ludmila Chwazik
Name: Ludmila Chwazik
Title: Chief Compliance Officer

STICHTING PENSIOENSFONDS ABP

Date: February 07, 2014	By:	/s/ Ludmila Chwazik
Name: Ludmila Chwazik
Title: Chief Compliance Officer

Footnotes:
By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to an employee benefit plan is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)